Contact

www.linkedin.com/in/
deepeshkumar1 (LinkedIn)

Top Skills

Product Management
Product Marketing
Statistical Data Analysis

Languages

English (Native or Bilingual)
Hindi (Native or Bilingual)

Honors-Awards

Winner of British Petroleum Ultimate
Field Trip 2015, Canada

Rice B-Plan Competition 2011, Rice
University, USA

India Future of Change 2011

Tata Jagriti Yatra 2011-12

National Science Olympiad

Deepesh Kumar

Co-founder at Spike AI | Marketing Autonomy Platform
San Francisco, California, United States

Summary

A strong engineering background lets me do what an engineer does best – solving problems. With solutions that make sense. And the common denominator behind all my successes, I find, is a right balance of gumption, knowledge, vision and an open mind.

Always available to engage in a conversation.

dkumar[at]ualberta.ca

_____

Experience

Spike AI
Co-Founder
October 2024 - Present (6 months)
San Francisco Bay Area

Sonatype
Senior Product Manager - Retention and Growth
May 2021 - October 2024 (3 years 6 months)

energyX Solutions Inc.
2 years 3 months

Product and Growth Lead
September 2019 - May 2021 (1 year 9 months)

Product Manager
March 2019 - May 2021 (2 years 3 months)
Toronto, Canada Area

Flawless Inbound
1 year 6 months

Distinguished Marketing Technology Manager
September 2018 - March 2019 (7 months)

1) Responsible for launch of an internal transportation management system for a multi-million-dollar logistics company. The system includes CRM, scheduling, internal communications and cargo tracking

o Being actively used by a team of more than 150 people spanning multiple time zones

o Replaces a system which costs 60% more with 1/2 of the functionality

o Case study of the product by Hubspot in Inbound '18 due to the impact and edge case usage of   some of its tools

2) Development and launch of a lead-generation website pop-up, which enhances user experience by better understanding user intent. Currently in Beta testing among a closed user group. 2X increase in conversion among the group.

3) Developed and implemented an automated quote system which,

o Calculates online quotes, notifies the prospect, then facilitates online payment and an e-signature. 4) Designed to be scalable.

o Replaces a convoluted system of excel files, Dropbox storage, and payment information over phone

5) Launched a reputation management system, which intelligently detects and leads promoters to location-specific Google Ratings

o Increased Google Ratings for a company from under 2/5 to over 4/5 over more than 10 locations

o Resulting SEO boost led to a 40% increase in web traffic, 2X conversion,1.5 X bottom-line for a multi-million-dollar firm

o The system led to the set-up of an internal claims dept.; motivated employees due to direct feedback from customers

6) Ongoing – working on an integration between ConnectWise (BPA) and Hubspot (Marketing) as a SAAS product

7) Establish framework for Agile Sprints

8) Create custom dashboards for reports and analytics

Marketing Technology Manager
October 2017 - August 2018 (11 months)

1) Responsible for launch of an internal transportation management system for a multi-million-dollar logistics company. The system includes CRM, scheduling, internal communications and cargo tracking

o Being actively used by a team of more than 150 people spanning multiple time zones

o Replaces a system which costs 60% more with 1/2 of the functionality

o Case study of the product by Hubspot in Inbound '18 due to the impact and edge case usage of   some of its tools

2) Development and launch of a lead-generation website pop-up, which enhances user experience by better understanding user intent. Currently in Beta testing among a closed user group. 2X increase in conversion among the group.

3) Developed and implemented an automated quote system which,

o Calculates online quotes, notifies the prospect, then facilitates online payment and an e-signature. 4) Designed to be scalable.

o Replaces a convoluted system of excel files, Dropbox storage, and payment information over phone

5) Launched a reputation management system, which intelligently detects and leads promoters to location-specific Google Ratings

o Increased Google Ratings for a company from under 2/5 to over 4/5 over more than 10 locations

o Resulting SEO boost led to a 40% increase in web traffic, 2X conversion,1.5 X bottom-line for a multi-million-dollar firm

o The system led to the set-up of an internal claims dept.; motivated employees due to direct feedback from customers

6) Ongoing – working on an integration between ConnectWise (BPA) and Hubspot (Marketing) as a SAAS product

7) Establish framework for Agile Sprints

8) Create custom dashboards for reports and analytics

Drivebarn Technologies (formerly Tranveho)
Co-founder and Product
March 2015 - September 2017 (2 years 7 months)
Edmonton, Canada Area

Drivebarn was initially a p2p car selling service. I used its core strengths to pivot to a product catering to car dealerships. It solved a crucial supply side problem during initial traction days for a 2-sided marketplace.

o I owned the launch and maintenance of 2 products for car dealers -- intelligent photo-management & car listing mechanism

o Interactions with dealers helped me develop a product roadmap to help our offerings become critical to our customers

o I increased the product offerings to dealers starting from lead generation --> intelligent photo management --> lead management --> branding --> digital experiences within showrooms. After pivoting from B2C to B2B products, our revenue increased 20X

o Defined product scope, ran biweekly sprints and was responsible for wireframing and most importantly, prioritizing features o Designed experiments to A/B test and optimize UX flow. Increased conversion by 3X.

University of Alberta
Graduate Research Assistant
January 2013 - March 2015 (2 years 3 months)
Edmonton, Canada Area

My project focused on the complex interactions that take place between hot solids and reacting liquid feed in the fluid coking process which happens to be a major way to upgrade bitumen. My supervisor was Dr. Murray Gray and our project partners were Syncrude Research and Karlsruhe Institute of Technology, Germany, which ensured some excellent progress. My accomplishments:

- Designed an innovative micro scale setup utilizing induction heating to simulate Syncrude's upgrading process (fluid coking)
- Analysed optimum feed compositions, coke yields and bubbling conditions to better feed nozzle design
-     In depth understanding of design of upgrading processes (fluid and delayed coking, hydroconversion)
-     Studying effect of recycle on fluid coking

Conference Presentations

Effectively communicated my research to the audience in the form of oral presentations at the following forums:

- "Upgrading Oil Sands – Let's make our cash cow healthier," 3rd Helmholtz Alberta Initiative Science Forum, '13
- "Reaction and Mass Transfer in Model Coke Agglomerates," Oil Sands '14, Edmonton

Journal Article

- Role of Liquid Saturation in Coke Yield from Model Vacuum Residue-Coke Agglomerates (Manuscript submitted for review in Industrial and Engineering Chemistry Research)

Huedor
Co Founder

February 2011 - April 2012 (1 year 3 months)

Startup

• Specializes in research of innovative, water purification units for providing potable water to rural community

• Being mentored by Government of West Bengal, India

• Worked in a diverse team to devise a unique and original marketing strategy which utilizes Self Help Groups in villages for better penetration, in addition to education regarding the necessity of the product

• Developed a financial plan on the basis of which $70,000 seed money was offered to the Startup in Houston

École Normale Supérieure
Research Assistant
May 2011 - July 2011 (3 months)

Successfully investigated dependence of frequency and amplitude on Faraday patterns

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Education

University of Alberta
Master's Degree, Chemical Engineering · (2013 - 2015)

Indian Institute of Technology, Kharagpur
Bachelor's Degree, Chemical Engineering · (2008 - 2012)

Loyola School, Jamshedpur
High School, ISC, English, Physics, Chemistry, Mathematics, Computer Science